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10032324

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

SEP 29 2010

Washington, DC 110

SEC FILE NUMBER
8-34163

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINING AUGUST 1, 2009 (MM/DD/YY) AND ENDING JULY 31, 2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER: **GLOBAL UNITED SECURITIES LTD**

OFFICAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

265 CANAL STREET, SUITE 513
(No. and Street)

NEW YORK	NEW YORK	10013
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code - Telephone No.)

B. ACCOUNTANT DESIGNATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

OHAB AND COMPANY, PA
(Name - *if individual, state last, first, middle name*)

100 E. SYBELIA AVENUE, SUITE 130, MAITLAND	FLORIDA	32751
(Address and City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its Possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual audit be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are required to respond unless the form displays a current valid OMB control number.

SEC 1410 (06-02)

PW

OATH OR AFFIRMATION

I, ARTHUR CHOW, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm or GLOBAL UNITED SECURITIES LTD, as of JULY 31, 2010 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

PRESIDENT

Title

LOK H. YUNG
Notary Public, State of New York
Qualified in New York City
No. 01YU6219878
My Commission Expires 04/05/2014



Public Notary

This report** contains (check all applicable boxes);

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-1.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of con-solidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GLOBAL UNITED SECURITIES LTD

July 31, 2010

FINANCIAL STATEMENTS

Including Independent Auditors' Report

GLOBAL UNITED SECURITIES, LTD
FINANCIAL STATEMENTS
FOR THE YEAR ENDED JULY 31, 2010

TABLE OF CONTENTS

Independent Auditors' Report	1
Financial Statements	
Statement of Financial Condition	2
Statement of Operations	3
Statement of Changes in Stockholder's Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6 - 9
Supplemental Information	
Computation of Net Capital and Aggregate Indebtedness Under Rule 15c3-1 of the Securities and Exchange Commission	10
Computation of Aggregate Indebtedness Under Rule 17a-5 of the Securities and Exchange Commission	11
Computation for Determination of Information Relating to Possession or Control Requirements Under Securities and Exchange Commission Rule Rule 15c3-3	12
Report on Internal Control Structure Required by Rule 17a-5 of the Securities and Exchange Commission for Broker-Dealer claiming Exemption From SEC Rule 15c3-3	13 - 14

Ohab and Company, P.A.

Certified Public Accountants

100 East Sybelia Avenue, Suite 130
Maitland, FL 32751

E-Mail: ohabco@earthlink.net

Phone: 407-740-7311
Fax: 407-740-6441

INDEPENDENT AUDITORS' REPORT

Board of Directors
Global United Securities LTD
New York, New York

We have audited the accompanying statements of financial condition of Global United Securities LTD as of July 31, 2010 and the related statements of operations, stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Global United Securities LTD as of July 31, 2010 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedule presented on pages 10 and 12 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ohab and Company, PA

September 27, 2010

GLOBAL UNITED SECURITIES, LTD

STATEMENT OF FINANCIAL CONDITION
July 31, 2010

ASSETS		
Cash and cash equivalent	$	132,240
Securities owned:		
Marketable, at market value (Note 3)		39,458
Commission receivable		7,357
Property and equipment (net of accumulated depreciation of $19,356)		1,650
Other assets (Note 4)		4,100
TOTAL ASSETS	$	184,805
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities		
Accounts payable	$	4,226
Accrued expense		575
Total liabilities		4,801
COMMITMENTS AND CONTINGENCIES (Notes 6 and 7)		
STOCKHOLDER'S EQUITY		
Common stock, par value $10, authorized 10,000 shares;		
Issued and outstanding 10,000 shares		100,000
Paid-in capital		91,000
Retained earnings		(10,996)
Total stockholder's equity		180,004
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	184,805

The accompanying notes are an integral part of these financial statements.

GLOBAL UNITED SECURITIES, LTD

STATEMENT OF OPERATIONS
For the Year Ended July 31, 2010

REVENUE		
Commission income	$	162,607
Interest income		336
Dividend income		27
Other income		25
Realized gain on marketable securities		993
TOTAL REVENUE		163,988
EXPENSES		
Officers' salaries		27,000
Staff salaries		5,582
Payroll tax expense		2,860
Clearance expense		63,364
Data fee		7,408
Rent		24,060
Utilities		1,988
Office supplies		3,819
Telephone and internet expense		5,922
Insurance		1,802
Meals and entertainment		4,711
Real estate tax		640
Depreciation expense		1,262
Dues and subscriptions		1,579
Professional fees		14,180
Travel		52
Unrealized loss on marketable securities		5,714
Miscellaneous		2,784
TOTAL EXPENSES		174,727
NET INCOME	$	(10,739)

The accompanying notes are an integral part of these financial statements.

GLOBAL UNITED SECURITIES, LTD

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
For The Year Ended July 31, 2010

	Common Stock	Paid-In Capital	Retained Earnings	Total
BALANCE, August 1, 2009	$ 100,000	$ 91,000	$ (257)	$ 190,743
NET LOSS			(10,739)	(10,739)
BALANCE, July 31, 2010	$ 100,000	$ 91,000	$ (10,996)	$ 180,004

The accompanying notes are an integral part of these financial statements.

GLOBAL UNITED SECURITIES, LTD

STATEMENT OF CASH FLOWS
For the Year Ended July 31, 2010

Cash flows from operating activities:	
Net income (loss)	$ (10,739)
Adjustments to reconcile net income to net cash flows from operating activities:	
Depreciation	1,262
(Increase) decrease in:	
Commissions receivable	7,016
Marketable securities	4,688
Other assets	(366)
Increase (decrease) in:	
Accounts payable	4,226
Accrued expense	(1,475)
Net cash used in operating activities	4,612
Cash flows from investing activities:	
Purchase of furniture and equipment	(436)
Net cash used in investing activities	(436)
Net decrease in cash and cash equivalents	4,176
Cash and cash equivalents at beginning of period	128,064
Cash and cash equivalents at end of period	$ 132,240
Supplementary cash flow information	
Cash paid during the year for corporate income taxes	$ 1,633

The accompanying notes are an integral part of these financial statements.

Note 1 - Nature of Business and Significant Accounting Policies

Nature of Business
Global United Securities Ltd. (The Company) is a New York State corporation formed for the purpose of conducting business as a broker/dealer in securities. The Company operates under the provisions of Paragraph (k) (2) (ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k) (2) (ii) provide that the Company clears all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmits all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

Revenue Recognition
Securities transactions (and the related commission, revenue and expenses) are recorded on a settlement date basis, generally the third business day following the transaction date. There is no material difference between trade and settlement date.

Depreciation
Property and equipment are recorded at cost. Depreciation is provided on the straight-line method over the estimated useful lives of the assets.

Cash Equivalents
For purposes of the statement of cash flows, the Company has defined cash equivalents as short-term, highly liquid debt instruments purchased with maturity of six months or less.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during reported period. Actual results could differ from those estimates.

Marketable Securities Owned
Marketable securities owned are valued at fair market value, and securities not readily marketable are valued at fair market value as determined by management or other accepted market makers. Fair market value means that securities are valued at mark to market and changes in trading account are recognized in earnings in the current period.

Note 1 - Nature of Business and Significant Accounting Policies (cont.)

Income Taxes
The Company has adopted FASBASC Topic 740, "Income Taxes," which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

Note 2 – Marketable Securities Owned

Company owned marketable securities that are valued at marked-to-market at July 31, 2010 as follows:

1,000 shares of NASDAQ Stock Market Inc. at $19.47 per share	$ 19,470
6,000 shares of Alcatel-Lucent at $2.98 per share	17,880
3,400 shares of Poniard Pharmaceutical, Inc. at $.62 per share	2,108
Total marketable securities owned	$ 39,458

Note 3 – Other Assets

Security deposit	$ 4,100
Total other assets	$ 4,100

Note 4 - Net Capital Requirements

The Company is subject to the uniform net capital requirements of rule 15c3-1 of the Securities and Exchange Act of 1934, which requires a broker-dealer to have, at all times sufficient liquid assets to cover current indebtedness. In accordance with the rule, the broker-dealer is required to maintain minimum net capital of $5,000. The net capital computed was $168,336 leaving capital in excess of requirements in the amount of $163,336.

Note 5 - Financial Instruments With Off-Balance-Sheet Credit Risk

The Company, as an introducing broker, clears all transactions with and for customers on a fully disclosed basis with a clearing broker and promptly transmits all customer funds and securities to the clearing broker who carries all of the accounts of such customers. These activities may expose the Company to off-balance-sheet risk in the event that the customer and/or clearing broker is unable to fulfill its obligations.

The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets, which may impair customers' ability to satisfy their obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to such non-performance by its customers. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the internal guidelines. The Company monitors its customer activity by reviewing information it receives from its clearing broker on a daily basis, and requires the customer to deposit additional collateral, or to reduce positions when necessary.

Note 6 – Income Taxes

At July 31, 2010, the Company had approximately $7,000 of net operating losses ("NOL") carryforwards for federal and state income tax purposes. These losses are available for future years and expire through 2030. Utilization of these losses may be severely or completely limited if the Company undergoes an ownership change to Internal Revenue Code Section 382.

The deferred tax asset is summarized as follows:

	July 31, 2010
Deferred tax asset:	
Net operating loss carryforwards	$ 2,700
Deferred tax asset	2,700
Less: valuation allowance	2,700
Net deferred tax asset	-

Note 6 – Income Taxes (cont.)

A reconciliation of income tax expense computed at the U.S. federal and local statutory rates and the Company's effective tax rate is as follows:

	July 31, 2010
Statutory federal income expense	(34)%
State and local income tax	
(Net of federal benefit)	(4)
Valuation allowance	38
	-

Note 7 - Commitment and Contingent Liabilities

The Company has entered into a five year operating lease for office space at 118-122 Baxter Street, New York, New York and the lease expired in 2010.

Note 8 – Subsequent Events

On August 31, 2010, the Company entered into a five year noncancelable operating lease ("Agreement") for its office facilities. The Agreement provides for an initial monthly rental payment of $1,550 for the first twelve months, with an increase in the monthly rent in each of the four year periods ending after September 30, 2011.

A copy of the Company's Statement of Financial Condition as of July 31, 2010, pursuant to S.E.C. Rule 17a-5, is available for inspection at The Company's office and at the regional office of the Securities and Exchange Commission.

GLOBAL UNITED SECURITIES, LTD
COMPUTATION AND RECONCILIATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
As of July 31, 2010

Computation of basic net capital requirements:	
Total stockholder's equity qualified for net capital	$ 180,004
Deductions:	
Non-allowable assets	
Property and equipment, net	1,650
Other assets	4,100
Total non-allowable assets	5,750
Net capital before haircuts and securities positions	174,254
Haircuts:	
Securities positions	5,918
	5,918
Net capital	168,336
Minimum net capital requirements:	
6 2/3% of total aggregate indebtedness ($4,801)	
Minimum dollar net capital for this broker-dealer ($5,000)	
Net capital requirement (greater of above two requirements)	$ 5,000
Net capital in excess of required minimum	$ 163,336
Reconciliation with Company's computation (included in Part IIA of Form X-17A-5 as of November 30, 2009)	
Net capital, as reported in Company's Part IIA Focus Report	$ 172,562
Adjustments:	
Accounts payable	(4,226)
Net capital, per July 31, 2010 audited report, as filed	$ 168,336

GLOBAL UNITED SECURITIES, LTD
COMPUTATION OF AGGREGATE INDEBTEDNESS
UNDER RULE 17a OF THE SECURITIES AND EXCHANGE COMMISSIONS
AS OF JULY 31, 2010

Total aggregate indebtedness:	
Accounts payable	$ 4,226
Accrued expenses	575
Aggregate indebtedness	$ 4,801
Ratio of aggregate indebtedness to net capital	2.85 to 1

GLOBAL UNITED SECURITIES, LTD
INFORMATION RELATING TO EXEMPTIVE PROVISION
REQUIREMENTS UNDER SEC RULE 15c-3
AS OF JULY 31, 2010

With respect to the Computation for Determination of Reserve Requirements under Rule 15c3-3, the Company qualifies for exemption under subparagraph (K) (2) (ii) of the Rule.

With respect to the Information Relating to Possession and Control Requirements under Rule 15c3-3, the Company qualifies for exemption under subparagraph (K) (2) (ii) of the Rule.

Ohab and Company, P.A.

Certified Public Accountants

100 East Sybelia Avenue, Suite 130
Maitland, FL 32751

E-Mail: ohabco@earthlink.net

Phone: 407-740-7311
Fax: 407-740-6441

REPORT ON INTERNAL CONTROL STRUCTURE
REQUIRED BY SEC RULE 17a-5
FOR A BROKER-DEALER CLAIMING EXEMPTION
FROM SEC RULE 15C3-3

Board of Directors
Global United Securities, LTD
New York, New York

In planning and performing our audit of the financial statements and supplemental schedules of Global United Securities, LTD (the "Company") as of and for the year ended July 31, 2010 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("including control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are

executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of the internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at July 31, 2010 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ohab and Company, PA

September 27, 2010